INCOME NOTES

	Income Notes Linked to a Basket of 20 Common Equity Securities
Issuer	HSBC USA Inc. ("HSBC")
Principal Amount	$10.00 per unit
Term	Approximately six years
Market Measure	A basket of the following 20 common equity securities (each, a "Basket Stock"): Apple, Inc. (Bloomberg symbol: AAPL), Amazon.com, Inc. (Bloomberg symbol: AMZN), BlackRock, Inc. (Bloomberg symbol: BLK), Celgene Corporation (Bloomberg symbol: CELG), Delta Air Lines, Inc. (Bloomberg symbol: DAL), The Walt Disney Company (Bloomberg symbol: DIS), Facebook, (Bloomberg symbol: ETN), Ford Motor Company (Bloomberg symbol: F), Facebook, Inc. (Bloomberg symbol: FB), Gilead Sciences, Inc. (Bloomberg symbol: GILD), General Motors Company (Bloomberg symbol: GM), Intel Corporation (Bloomberg symbol: INTC), LinkedIn Corporation (Bloomberg symbol: LNKD), Altria Group, Inc. (Bloomberg symbol: MO), Merck & Co., Inc. (Bloomberg symbol: MRK), Netflix, Inc. (Bloomberg symbol: NFLX), NIKE, Inc. (Bloomberg symbol: NKE), Nucor Corporation (Bloomberg symbol: NUE), NXP Semiconductors N.V. (Bloomberg symbol: NXPI), Whirlpool Corporation (Bloomberg symbol: WHR), Exxon Mobil Corporation (Bloomberg symbol: XOM)
Annual Coupon Payment	The notes will pay interest at a minimum rate of 0.50% per year. If, however, at least 14 of the Basket Stocks have not decreased in value from the pricing date as measured at the close of any Coupon Determination Date, the notes will pay interest at a maximum rate of [4.50%-5.50%] per year
Payment at Maturity	The principal amount plus the final Coupon Payment
Investment Considerations	This investment is designed for investors who seek annual interest income (subject to a maximum rate), anticipate that at least 14 of the Basket Stocks will be greater than or equal to their respective starting values, are willing to accept that the amount of interest payable is uncertain and may be limited to the Minimum Coupon Payment, and are seeking protection against declines in the Market Measure at maturity.
Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/83246/000114420416081490/v431430_fwp.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest.
Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

- Depending on the performance of the Basket Stocks as measured at the close of each Coupon Determination Date, the Coupon Payments on one or more Coupon Payment Dates may be limited to the Minimum Coupon Payment.
- Payments on the notes, including repayment of principal, are subject to the credit risk of HSBC. If HSBC becomes insolvent or is unable to pay its obligations, you may lose your entire investment.
- Your investment return is limited to the return represented by the Maximum Coupon Payment and may be less than a comparable investment directly in the Basket Stocks.
- The estimated initial value of the notes on the pricing date will be less than their public offering price.
- If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the estimated initial value of the notes on the pricing date.
- You will have no rights as a holder of the Basket Stocks, and you will not be entitled to receive shares or dividends or other distributions by the issuers of the Basket Stocks.
- Because four of the 20 Basket Stocks have a limited trading history, your investment in the notes may involve a greater risk than investing in securities linked to stocks with a more established record of performance.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

Market Downside Protection